Citigroup Managed Futures LLC
                         731 Lexington Avenue, 25th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registration Statement on Form S-1
        File No. 333-117275

Ladies and Gentlemen:

     On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated April 30, 2006 to the Partnership's prospectus dated June 30, 2005.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/ Daniel R. McAuliffe, Jr.
    ------------------------
    Daniel R. McAuliffe, Jr.
    Chief Financial Officer and
    Director

Enclosures

                                   Citigroup
                          Diversified Futures Fund L.P.
                                   April 2006

The redemption value for Citigroup Diversified Futures Fund L.P. was $1,023.39 per unit at the end of April, up 7.3% for the month and up 9.9% year to date.

The Fund produced strong profits during April as gains were generated on positions in energy, interest rates, metals and stock index markets. Profits for the month were slightly offset by losses in currency and agricultural markets

In fixed income trading the Fund was able to benefit from the continuation of trends in the interest rate sector in both domestic and international markets. Strong economic growth around the world led to higher interest rates as markets priced in expectations for rising inflation. European bond prices continued to decline on speculation that the European Central Bank will boost borrowing costs in June. In the energy sector, markets continued to produce profits as petroleum prices were supported by the ongoing nuclear dispute with Iran and supply concerns in Nigeria and Venezuela. Profits were also made in short natural gas positions during the month. The Fund also produced gains in the metals sector by capitalizing on the continuing trends in markets as prices reached record levels. Gold prices rose to their highest levels since 1980 and silver topped $13 per ounce for the first time on concerns that inflation would be spurred by rising energy prices. Industrial metals prices also remained strong as economic growth supported demand and supply concerns lingered. Results from trading global equity indices, primarily from a bullish perspective, were slightly positive for the month.

Offsetting some of the Fund's gains for the month were losses in the currency sector due to unanticipated appreciation in both the Japanese yen and Swiss franc, reflecting optimism for the Japanese economic recovery and building consensus for a rate hike by the Swiss National Bank. The Fund also suffered small losses in agricultural trading as these markets remained dominated by unfavorable trading ranges and price reversals.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Advisor.

As of April 30, 2006, advisors to the Fund are AAA Capital Management, Inc., Aspect Capital Limited, Capital Fund Management S.A., Drury Capital, Inc., Graham Capital Management L.P., John W. Henry & Company, Inc., Willowbridge Associates Inc., and Winton Capital Management Limited.

Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                             For the Period April 1,
                             Through April 30, 2006

                                                       Percent
                                                     of Average
                                                     Net Assets
                                                       --------
Realized gains from trading            $45,108,562       4.71%
Change in unrealized gains/losses
     from trading                       31,977,514       3.34
                                        ----------       ----
                                        77,086,076       8.05
Less, Brokerage commissions
     and clearing fees ($302,522)        5,079,581       0.53
                                        ----------       ----
Net realized and unrealized gains       72,006,495       7.52
Interest Income                          2,899,026       0.30
                                        ----------       ----
                                        74,905,521       7.82
                                        ----------       ----
Less, Expenses:
     Management fees                     1,620,240       0.17
     Incentive fees                      4,851,862       0.51
     Other expenses                        102,195       0.01
                                        ----------       ----
                                         6,574,297       0.69
                                        ----------       ----
Net income                              68,331,224       7.13%
                                                         ====
Additions (28,653.2170 L.P. units
at March 31, 2006 net asset
value per unit of $953.68)              27,326,000
Redemptions (21,525.8306 L.P. units
at April 30, 2006 net asset
value per unit of $1,023.39)           (22,029,320)
                                        ----------
Increase in net assets                  73,627,904
Net assets, March 31, 2006             907,315,083
                                        ----------
Net assets, April 30, 2006            $980,942,987
                                       ===========
Net Asset Value per unit
  ($980,942,987 / 958,526.7159 Units)    $1,023.39
                                         =========
Redemption value per unit (Note 1)       $1,023.39
                                         =========



Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $1,023.39.

The net asset value per unit of $1,023.39 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.



 By: /s/ Daniel R. McAuliffe, Jr.
        ------------------------
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director
        Citigroup Managed Futures
        General Partner, Citigroup
        Diversified Futures Fund L.P.